December 13, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jim B. Rosenberg

Re:	Advancis Pharmaceutical Corporation
Form 10-Q for the Fiscal Period Ended September 30, 2005
File No. 000-50414
Dear Mr. Rosenberg,
     This letter responds to the Commission’s letter to Advancis Pharmaceutical Corporation (“the Company”), dated November 30, 2005 (the “SEC Letter”), regarding the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. Set forth below is the text of the comment contained in the SEC Letter and the Company’s response thereto.
COMMENT IN SEC LETTER:
Form 10-Q — September 30, 2005
Item 1. Financial Statements (Unaudited), page 2
9. Private Placement of Common Stock, page 12
We note that the warrants issued in connection with this private placement contain registration rights that require the payment of liquidated damages as a result of the failure to maintain an effective registration statement. It appears that these liquidated damages represent a penalty for failure to maintain an effective registration statement due to the significant amount that is required as repayment under this agreement. Please explain to us how you arrived at the conclusion under EITF 00-19 that these warrants were appropriately classified within permanent equity. We note that EITF 05-4 that you referenced in this note related to this issue is not finalized and does not include any accounting treatment at this time. Refer to paragraph 16 of EITF 00-19.

RESPONSE BY THE COMPANY:
     We determined that the warrants were appropriately classified as permanent equity by applying EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” to the specific facts and circumstances of our private placement transaction. We concluded that the conditions required by Paragraphs 14 through 32 of EITF 00-19 were met. This evaluation treated the warrants and the registration rights agreement related to the stock and warrants as separate freestanding contracts in accordance with Paragraph 2 of EITF 00-19, and we believe that the agreements can be accounted for separately because they do not meet the combining criteria contained in DIG Issue K-1.
     We did not rely on EITF 05-4, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue. No. 00-19,” (no consensus to date) to determine the accounting treatment under EITF 00-19. However, we added the reference to EITF 05-4 in the footnote because there is diversity in practice in accounting for financial instruments that have a liquidated damages provision in a related registration rights agreement, and, because this issue was currently being discussed by the EITF, we felt that we should disclose our approach in case a consensus was reached that could potentially change our future accounting treatment.
Our response is organized as follows:

•	Description of the private placement transaction

•	Analysis of Paragraph 16 of EITF 00-19

•	Conclusion.
Description of the Transaction
     Advancis Pharmaceutical Corporation entered into agreements with certain investors on April 26, 2005 in which the investors agreed to purchase newly-issued shares of common stock at $3.98 per share in a private placement (the “Offering”). The aggregate number of shares of common stock issued was 6,846,735 shares, for a total consideration of $27.25 million. In addition, the investors received warrants which entitled them to purchase up to an aggregate of 2,396,357 shares of common stock for $4.78 per share, commencing six months after the closing. The warrants may be physically settled or net-share settled, at the investor’s election. The warrant agreement does not contain a net-cash settlement feature, except for a feature which under Paragraph 27 of EITF 00-19 is permissible in order for the warrant to be classified as permanent equity. The Offering closed on April 29, 2005. The S-3 Registration Statement was declared effective by the SEC on June 1, 2005. At a special meeting held on June 21, 2005, the Company’s stockholders approved a resolution that authorized the sale price of

$3.98 per share for the common stock, at which point the investors were legally entitled to trade their shares.
     The private placement (PIPE, or Private Investment in a Public Entity) involved two separate agreements: the Purchase Agreement and the Warrant Agreement. Although the agreements were entered into contemporaneously, they are nevertheless two separate legal agreements.
Purchase Agreement (Registration Rights Agreement)
     The Purchase Agreement (“Purchase Agreement” or “Registration Rights Agreement”) applies both to the shares and warrants sold and includes typical provisions for such an offering, including the requirements in Section 7.1 of the Agreement requiring the Company to
•	prepare and file with the SEC a Registration Statement on Form S-3 relating to the resale of the shares;

•	use its reasonable best efforts to cause the SEC to declare the Registration Statement effective within 60 days;

•	use its reasonable best efforts to avoid the issuance of, or if issued, obtain the withdrawal of any order suspending the effectiveness of any Registration Statement; and

•	comply with various other provisions.
Section 7.7 provides for liquidated damages in the event that the Registration Statement is not declared effective by the required date and in the event that a purchaser is prevented from selling shares as a result of a suspension of more than 45 days in a one-year period. The liquidated damages are payable in cash at the rate of 0.0333% of principal per day, and there is no stated cap or maximum specified in the agreement although from a practical standpoint the damages no longer apply after the expiration of the Rule 144(k) period, or about two years (except for one investor that is an affiliate).
Warrant Agreement
     The Warrant Agreement provides that the warrants are exercisable beginning with the six-month anniversary of the issue date (i.e. October 29, 2005) and ending at the end of the fifth-year anniversary of the issue date (i.e. April 29, 2010). The expiration date may be extended by the number of days the Registration Statement is not effective or by the number of days the Company fails to have a sufficient number of shares reserved for issuance upon exercise of the warrants. The warrant holder may satisfy their obligation by paying cash or by paying through a “cashless exercise” (net-share settlement) if the market price of the common stock exceeds the exercise price of the warrant.
Analysis of Paragraph 16 of EITF 00-19
     We considered paragraph 16 of EITF 00-19, but concluded that the registration rights contained in the stock purchase agreement (which provided for the liquidated damages) was a freestanding instrument (under Paragraph 2 of EITF 00-19) separate from the warrant agreement resulting in the liquidated damages provision not being applicable to our evaluation of the warrants under EITF 00-19.
     The agreements, although entered into contemporaneously, are separate legal agreements. The registration rights not only relate to the warrants, they also relate to the common shares that were issued. The payment of liquidated damages under the registration rights agreement, if required, would not change an investor’s rights under the warrant agreement (nor does it alter the rights of the common shares that were also issued) as the investor would still retain the right to exercise the full notional amount of the financial instrument. The financial return to an investor from the warrant agreement, which is based on the Company’s stock price, is independent of payment of liquidated damages which potentially could occur under the registration rights agreement. Further, the agreements do not meet all of the combining criteria of DIG Issue K-1, as the agreements do not share the same risk. The risk involved in the warrant relates to the share price, and the risk involved in the liquidated damages provision of the registration rights agreement relates to the filing of a registration statement, having it declared effective and maintaining its effectiveness. Though the registration rights is to be accounted for as a separate agreement, we have determined the registration rights agreement to have nominal value due to the pending and actual registration of the shares.
     In preparing our Form 10-Q for the Fiscal Period Ended June 30, 2005 and again for the Fiscal Period Ended September 30, 2005, we reviewed this evolving area. We reviewed the published minutes of the EITF meetings and Issue Summary No. 1 for EITF 05-4. We noted that the approach to the accounting that we followed was included in the acceptable alternatives detailed in the documents, and that our view was most analogous to “View C,” under which the registration rights agreement related to the shares and warrants and the financial instrument agreements are separate freestanding agreements which should be accounted for separately. We will monitor the development of this issue and modify our accounting if necessary under the circumstances.
Conclusion
     We have carefully reviewed the warrant and registration rights agreements, and the accounting literature discussed above. We concluded that the conditions required by EITF 00-19 for the warrant to be recorded as permanent equity were met. This evaluation treated the warrants and the registration rights agreement related to the stock and warrants as separate freestanding financial instruments, with the liquidated damages provision in the registration rights agreement having nominal value.
     We believe that the warrants are appropriately classified as permanent equity.

Very truly yours,

Robert C. Low, Vice President, Finance and Acting Chief Financial Officer

cc:	Ms. Tabatha Atkins, Staff Accountant
Mr. Jim Atkinson, Accounting Branch Chief